FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                        COMMISSION FILE NUMBER 333-83166


For the month of December 2002

                               Grohe Holding GmbH
                     Hauptstrasse 137, 58675 Hemer, Germany

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                           Form 20-F |X|  Form 40-F | |

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes | |  No |X|

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
                                                              Grohe Holding GmbH
                                                                 (Registrant)


3 December 2002                             By: /s/ Michael Grimm
                                                ------------------------------
                                            Name:   Michael Grimm
                                            Title:  Chief Financial and
                                                    Administration Officer


3 December 2002                             By: /s/ Heiner Henke
                                                ------------------------------
                                            Name:   Heiner Henke
                                            Title:  Principal Accounting Officer

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                               GROHE HOLDING GmbH
                    CONFERENCE CALL -FIRST NINE MONTHS 2002
                                    STATEMENT
               HIGH YIELD BOND - INVESTORS AND FINANCIAL ANALYSTS
                          DECEMBER 2, 2002 - 17:00 CET

Ladies and Gentlemen,

This is Peter Korfer-Schun speaking.

Also present are

              Mr. Michael Grimm                Grohe's Chief Financial Officer
              Mr. Heiner Henke                 Head of Finance & Accounting
              Mr. Josef Mertens                Head of Controlling
and           Ms. Sabine Hanfgarn              who is in charge of Financial
                                               Corporate Communication.

I am pleased to inform you about the business situation for the first 9 months ended September 30, 2002.

First I have to state that the presentation contains general statements reflecting the Company's view about future performance of markets and constitutes "forward-looking-statements". These views may involve risks and uncertainties that are difficult to predict and may cause our actual results to differ materially from such forward-looking statements discussed. The audience should consider that various factors may affect the Company's projected performance of the markets. The Company undertakes no obligation to update publicly any forward looking statements, whether as a result of new information, future events or otherwise.

Following these remarks, I would like to inform you of the market development of the 9 months ended September 30, 2002 in Germany, Europe, excluding Germany and the Overseas markets.

TOTAL SALES of the Grohe group increased by 2.5% or 16.9 million Euros to 690.5 million Euros in the first 9 months 2002 compared with 673.6 million Euros in the same period of 2001. This increase continues to be driven by the positive sales developments in foreign markets.

Looking at the sales development in the various geographical markets, we see an unchanged difficult economic environment especially in GERMANY. The ongoing weak market conditions resulted in a further decrease in sales in the German market by 6.9% to 178.0 million Euros in the first 9 months 2002. This is lower than the overall market decline in Germany which we believe is in the range of 10%.

Sales in our EUROPEAN MARKETS, excluding Germany, increased by 14.3 million Euros or 4.5% to 334.2 million Euros in the first 9 months 2002. This positive development is primarily attributable to sales increases of 22.4% or 7.4 million Euros in our Eastern European markets along with sales growth in France of 6.2%, Spain of 5.5% and in the United Kingdom of 7.5%. Sales decreased mainly in the Netherlands and in Austria due to ongoing lower consumer confidence in the economic situation.

Sales in our OVERSEAS MARKETS continued to develop most favorably with total sales in this region increasing by 15.8 million Euros or 9.7% to 178.3 million Euros in the first 9 months 2002 compared to same period last year.

This increase is mainly due to the positive sales developments in the United States where sales rose by 12.4% to 87.7 million Euros despite a weakening US-dollar towards the Euro.


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Sales growth in this region is primarily attributable to the low interest rates which support new construction and renovation activities.

Due to strong international business at Grohe, sales are influenced by currency exchange rate fluctuation. Unfavorable currency fluctuation impacted sales by
7.4 million Euros or 1.1% in the first 9 months 2002, which is largely due to a continuous depreciation of the US-dollar towards the Euro.

Our sales by PRODUCTS AND BRANDS in the first 9 months 2002 developed as follows: Sales at GROHEART, the design-oriented fittings, grew by an above-average 20.4%, while GROHETEC, our fittings for bathrooms, decreased slightly by 1.2%. Grohe SHOWERS AND SHOWER SYSTEMS posted a growth rate of more than 10% and GROHEDAL installation and flushing systems increased by 1.4%. Since January 2002 we report on KITCHEN FAUCETS as a separate strategic product group. Formerly it was included in the strategic product group GROHETEC. In the first 9 months 2002 sales of kitchen faucets were up by 5.5% amounting to 79.2 million Euros, representing more than 11% of total sales. Furthermore, other product lines including water management systems and special fittings for commercial applications which are marketed under our AQUA, ROTTER AND EGGEMANN brands, as well as private label which are marketed under the name 'EICHELBERG', decreased by almost 5.0% due to the difficult economic conditions in the German market mentioned before.

Regarding the OUTLOOK until year end I would like to make the following statements:

For full-year 2002 we expect SALES TO INCREASE by approximately 2 to 2.5% to around 900 million Euros, despite the continuing weak general economy. However, 4th quarter sales 2002 are expected to be lower than 3rd quarter sales due to normal seasonal effects.

In GERMANY sales are expected to decrease by up to 7.0% for the full year 2002 compared to 2001. For our WESTERN EUROPEAN markets we forecast a sales increase of around 4.0% and sales in our growth market EASTERN EUROPE are expected to amount to more than 50 million Euros by year end. Sales in our OVERSEAS markets are expected to grow by a two-digit percentage rate with sales in the UNITED STATES totaling approximately 100 million Euros and in the FAR EAST region, excluding Japan, more than 30 million Euros for the full year 2002.

After this business update on sales development I would like to hand over to Michael Grimm.

Following this overview on the sales situation I would now like to highlight on some more key figures for the first 9 months 2002 compared with the first 9 months of last year.

Operating income increased substantially by 89.0% to 99.0 million Euros in the first 9 months 2002, compared with 52.4 million Euros in the same period of 2001.

One of the main reasons for this high increase in operating income was the improvement in the GROSS MARGIN of 6.9% or 19.6 million Euros to 302.3 million Euros in the first 9 months 2002.

Successful price increases in the various markets as well as better fix cost absorption due to higher production volume, further cost-cutting rationalization at the Grohe plants and lower material expenses which are largely due to significantly lower brass prices compared to the same period of last year contributed to this margin growth. Furthermore, reduced step-up depreciation impacted the cost of sales positively.


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In addition SELLING, GENERAL AND ADMINISTRATIVE EXPENSES decreased by 1.2% or
2.1 million Euros to 172.0 million Euros. This improvement resulted mainly from lower selling expenses due to a decrease in advertising spending, partially offset by higher personnel expenses and increased freight costs, and a one time compensation effect that had impacted expenses last year.

RESEARCH AND DEVELOPMENT spending, however, increased by 12.5% to 16.8 million Euros in the first 9 months 2002, compared with 14.9 million Euros last year. This increase is primarily due to additional staff in order to intensify development of new products. Emphasis of research and development activities was the updating and broadening of our design- oriented product range GROHEART, the development of a new shower program and shower system and the re-design and supplementation of a GROHETEC product line. In addition, the development of ALIRA, a new kitchen faucet made of stainless steel, has been completed. As a percentage of sales, research and development spending increased to 2.4%.

The growth in operating income was also significantly influenced by the change in the US GAAP accounting rules. In accordance with the new SFAS 142 Grohe ceased to AMORTIZE GOODWILL as of January 1, 2002 which had amounted to 26.8 million Euros in the first 9 months 2001. AMORTIZATION OF TRADENAME FROM ACQUISITION of 14.5 million Euros remained unchanged compared with last year.


The EBITDA as defined in the Indenture and based on German GAAP amounted to
155.6 million Euros in the first 9 months 2002. The EBITDA based on US GAAP for the same period was 167.8 million Euros.

EBITDA based on US GAAP is strongly influenced by financial income from derivatives with the most part of this having no cash impact.

EBITDA adjusted for non-cash financial income or loss from derivatives was up
17.7 % from 130.8 million Euros in the first 9 months 2001 to 153.9 million Euros in the same period 2002 which equals 22.3 % of sales.

The EBITDA margin increased in the 3rd quarter 2002 compared to the 2nd quarter, a development which is opposite to the normal trend of a decreasing EBITDA margin over the quarters of a year. This improvement is partially attributable to lower selling, general and administrative expenses on the operating level. The main reason for this increase, however, are the currency losses in the 2nd quarter. In this quarter the US dollar depreciated towards the Euro by 12.6% which resulted in corresponding losses from the valuation of our US dollar denominated accounts receivables.

Total debt to banks amounted to EUR 400.1 million as of September 30, 2002. Outstanding amounts on our SENIOR BANK DEBT decreased by 30.8 million Euros to
375.2 million Euros in the 3rd quarter 2002. The amounts as of September 30, 2002 were as follows:

-  Facility A is completely repaid.
-  Facility B was EUR 47.8 million.
-  Facility C was EUR 59.2 million.
-  Facility D was EUR 191.5 million.
-  Facility F was EUR 76.7 million.
- The working capital facility, facility E, of EUR 51.0 million was undrawn as of September 30, 2002.
- Operating company indebtedness on the level of Friedrich Grohe AG & Co. KG amounted to EUR 24.9 million as of September 30, 2002.


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In September 2002, STANDARD & POOR'S revised its outlook for Grohe Holding to positive from stable. The outlook revision reflects Standard & Poor's anticipation of likely further and sustainable improvement in Grohe's financial profile. Grohe's positive sales growth and improved profitability over the first half of 2002 demonstrated the group's good performance in difficult market conditions and its sustained ability to generate solid free cash flow and to reduce debt.

Now, we would like to give you some guidance on the development of the adjusted EBITDA for year end.

From today's perspective, with regard to EBITDA we expect a considerable decline in the 4th quarter 2002 against a very strong 3rd quarter 2002 as well as against the same period of last year which was impacted by positive one-time effects.

The 4th quarter 2002 EBITDA will be affected in addition to the normal seasonal effects already mentioned also by one time reorganization expenses in our plants and sales organizations. For full year 2002 we expect the adjusted EBITDA as a percentage of sales to be around 20%.

In 2002 we expect higher CAPITAL EXPENDITURES compared to last year attributable to investments in the current implementation of SAP amounting to approximately 40 to 45 million Euros.

With respect to further internationalization, we plan to INVEST IN CAPACITY EXTENSION in our plants in Portugal and China and also make further investments in the plant in Thailand which will amount in total to approximately 20 to 25 million Euros over the next 3 to 4 years.

This was our update. We will now be available to answer your questions.






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